UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  March 23, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:    Common Stock, $0.001 par value

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Item 9.  Other Events

On March 23, 2021, Contact Gold Corp. (the "Company") filed its Annual Information Form for the year ended December 31, 2020 (the "AIF") with the Canadian Securities Commissions on SEDAR.

A copy of the AIF is attached hereto as Exhibit 15.1, and incorporated herein by reference.

The Company also issued a press release, a copy of which is attached hereto as Exhibit 15.2, in connection with the filing on SEDAR of (i) its consolidated financial statements for the years ended December 31, 2020, 2019, and 2018 (the "financial statements"); and (ii) its Management's Discussion and Analysis for the year ended December 31, 2020 (the "MD&A").  Each of the financial statements and MD&A are included in the Company's Form 1-K (SEC File No. 24R-10984) filed separately on March 23, 2021.

_________________________________

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date: March 23, 2021

Index to Exhibits

Exhibit Number	Description

15.1	Annual Information Form for the year ended December 31, 2020

15.2	Press Release